SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

6-K Items

     1. Press Release re TAT Technologies Limited reports the first quarter 2008 results dated May 15, 2008.

                                                                          ITEM 1

Press Release                                   Source: TAT Technologies Limited

TAT Technologies Limited Reports the First Quarter 2008 Results

Thursday May 15, 5:25 pm ET

GEDERA, Israel, May 15 /PRNewswire-FirstCall/ -- TAT Technologies Limited (Nasdaq: TATTF - News), a leader in the manufacture, repair and overhaul of heat transfer equipment and other various accessories used in aircraft, today reported revenues of $22,243,347 and net profit of $1,498,958 in the quarter ended March 31, 2008 compared to revenues of $25,026,987 and net profit of $2,585,242 for the same period in 2007.

The Company's revenues of $22,243,347 in the first quarter of 2008 decreased by 11.1% compared to revenues of $25,026,987 in the same period in 2007.

Net profit in the first quarter of 2008 has decreased by 52% to $1,498,958 compared to net profit of $2,585,242 in the same period of 2007. The decrease in revenues and profit is due in part to the reduction in the Company's ownership interest in its U.S. -- based subsidiary, Limco-Piedmont Inc., from 100% to 62% as a result of Limco-Piedmont's IPO in 2007.

About TAT Technologies Ltd.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development, product demand, the impact of competitive pricing, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.


                            TAT TECHNOLOGIES LTD.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                     (amounts in thousands U.S. dollars)


                                                          Three Months Ended
                                                               March 31,
                                                          2007          2008
                                                             (unaudited)
    Revenues                                            $25,027       $22,243
    Gross profit                                          6,601         5,837
    Income from operations before Income Taxes            3,074         2,272
    Income taxes                                            489           389
    Minority interest                                        --           384
    Net income                                            2,585         1,499
    Basic income per share                                $0.39         $0.23
    Diluted income per share                              $0.39         $0.23
    Weighed average number of basic
     shares outstanding                               6,542,671     6,542,671
    Weighed average number of diluted
     shares outstanding                               6,558,689     6,557,089






                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: May 15, 2008